October 11, 2013

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RTI Surgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K Dated August 6, 2013
Filed August 6, 2013
File No.: 000-31271

Dear Mr. Vaughn,

RTI Surgical, Inc. (“the Company”) submits this letter in response to your comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, Current Report on Form 8-K filed on August 6, 2013 and related filings.

Comment 1.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 49

SEC comment: We note that your cash and cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

Management response:

See response to Comment 2 below.

Comment 2.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 49

SEC comment: Further to the above, we note that cash and cash equivalents include overnight repurchase agreements. Please provide us with an explanation of the significant terms of the overnight repurchase agreements. Please also quantify the impact of these agreements on your balance sheet at each reporting date. Within your discussion, please clarify if these agreements are reverse repurchase agreements or repurchase agreements. Finally, discuss how you account for these overnight repurchase agreements, citing relevant authoritative literature.

Management response:

The Company’s overnight repurchase agreements are reverse repurchase agreements whereby the Company acquires an overnight perfected lien on U.S. Government backed securities for 101% of the cash held in the overnight repurchase agreement master account. The following day the perfected lien is liquidated back into cash. In addition, the repurchase agreements do not have minimum reinvestment requirements and can be terminated with one day’s notice. The U.S. Government backed collateral is high credit quality which mitigates any significant risk to the credit rating or interest rate risk of the agreements. The Company accounts for these agreements as cash equivalents in accordance with FASB ASC 305-10-20. The agreements represent less than 3% and 4% of the Company’s total assets and equity respectively, and recorded in cash and cash equivalents on the balance sheet.

Beginning in our Form 10-Q for the quarterly period ended September 30, 2013, we will include the disclosure as underlined below related to Cash and Cash Equivalents as follows:

The Company considers all funds in banks and short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents comprise overnight repurchase agreements. Cash balances are held at a few financial institutions and usually exceed insurable amounts. The Company mitigates this risk by depositing its uninsured cash in major well capitalized financial institutions, and by investing excess operating cash in overnight repurchase agreements which are 101% collateralized by U.S. Government backed securities with the Company’s bank. At December 31, 2012, the Company had $6,667 of overnight repurchase agreements in cash equivalents, which represent less than 3% and 4% of the Company’s total assets and equity, respectively.

Comment 3.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

SEC comment: We note your disclosures regarding your agreements with Zimmer and Davol. We also note that sales to Medtronic represented 18% of your sales in 2012 and that you have certain distribution agreements with Medtronic. Please tell us how you account for these distribution agreements, including any upfront or periodic payments made under the agreements.

Management response:

The Company has exclusive distribution agreements with Zimmer and Davol and accounts for those in accordance with Financial Accounting Standards Board (“FASB”) ASC 605. The exclusivity rights and tissue distribution agreements are considered to be a single unit of accounting in accordance with ASC 605-25. As such, the revenue associated with upfront and subsequent exclusivity payments is deferred and recognized systematically as the products are delivered over the term of the respective agreements and over the periods that the fees are earned (SAB Topic 13A3(f) Question1).

The Company has a non-exclusive distribution agreement with Medtronic, Inc. (“Medtronic”) in which Medtronic distributes specialty allograft and bone paste for use in spinal surgery. The agreement with Medtronic does not include any upfront or periodic payments.

In addition, in accordance with ASC 605-15, revenue for processed tissue for implantation distributed to Zimmer and Davol is recognized based on FOB shipping point terms and for Medtronic is recognized based on FOB destination terms. The pricing of processed tissue for implantation is fixed and determinable according to contractually agreed upon fixed fees for various types of processed tissues for implantation.

The Company permits returns of tissue in accordance with the terms of contractual agreements with these distributors if the tissue is returned in a timely manner, in unopened packaging, and from the normal channels of distribution. Allowances for returns are provided based upon analysis of the Company’s historical patterns of returns matched against the revenues from which they originated.

Beginning in our Form 10-Q for the quarterly period ended September 30, 2013, we will include the disclosure as underlined below related to Revenue Recognition as follows:

On September 3, 2010, the Company and Zimmer Dental Inc. (“Zimmer”), a subsidiary of Zimmer, Inc., entered into a new exclusive distribution agreement (the “Agreement”), with an effective date of September 30, 2010. The Agreement has an initial term of ten years. Under the terms of the Agreement, the Company has agreed to supply sterilized allograft and xenograft implants at an agreed upon transfer price, and Zimmer has agreed to be the exclusive distributor of the implants for dental and oral applications worldwide (except the Ukraine), subject to certain Company obligations under an existing distribution agreement with a third party with respect to certain implants for the dental market. In consideration for Zimmer’s exclusive distribution rights, Zimmer agreed to the following: 1) payment to the Company of $13,000 within ten days of the effective date (“the Upfront Payment”), 2) annual exclusivity fees (“Annual Exclusivity Fees”) paid annually for the term of the contract to be paid at the beginning of each calendar year, and, 3) escalating annual purchase minimums to maintain exclusivity. Upon occurrence of an event that materially and adversely affects Zimmer’s ability to distribute the implants, Zimmer may be entitled to certain refund rights with respect to the Upfront Payment and the then current Annual Exclusivity Fee, where such refund would be in an amount limited by a formula specified in the Agreement that is based substantially on the number of days from the occurrence of such event to the date that it is cured by the Company to the satisfaction of Zimmer. The Upfront Payment, the Annual Exclusivity Fees and the fees associated with distributions of processed tissue are considered to be a single unit of accounting. Accordingly, the Upfront Payment and the Annual Exclusivity Fees are deferred as received and will be recognized as other revenues over the term of the Agreement based on the expected contractual escalating annual purchase minimums relative to the total contractual minimum purchase requirements in the Agreement. Additionally, the Company has considered the potential impact of the Agreement’s contractual refund provisions and does not expect these provisions to impact future expected revenue related to the Agreement.

On July 13, 2009, the Company and Davol amended their previous distribution agreement with TMI for human dermis implants. Under the amended agreement, 1) Davol paid the Company $8,000 in non-refundable fees for exclusive distribution rights for the distribution to the breast reconstruction market until July 13, 2019, 2) the exclusive worldwide distribution agreement related to the hernia market was extended to July 13, 2019, and 3) Davol agreed to pay the Company certain additional exclusive distribution rights fees contingent upon the achievement of certain revenue milestones by Davol during the duration of the contract. In the fourth quarter of 2010, Davol paid the first revenue milestone payment of $3,500. The non-refundable fees and the fees associated with distributions of processed tissue are considered to be a single unit of accounting. Accordingly, the $8,000 and $3,500 exclusivity payments have been deferred and are being recognized as other revenues on a straight-line basis over the initial term of the amended contract of ten years, and the remaining term of the amended contract, respectively. The straight-line method approximates the expected pattern of product distribution based on the distribution agreement’s contractual annual minimum purchase requirements. Davol did not achieve certain revenue growth milestones which resulted in Davol relinquishing its exclusive distribution rights in the hernia market effective January 1, 2013.

The Company has a non-exclusive distribution agreement with Medtronic, Inc. (“Medtronic”) for specialty allograft and bone paste for use in spinal surgery. Medtronic does not make any upfront or periodic payments to the Company.

Comment 4.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 59

SEC comment: We note from page 60 that you consider undistributed earnings of your German subsidiary to be indefinitely reinvested and that it is not practicable to estimate the amount of tax that might be payable on these undistributed earnings. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned as of December 31, 2012 that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC paragraph 740-30.

Management response:

Beginning in our Form 10-Q for the quarterly period ended September 30, 2013, we will include the disclosure as underlined below related to Income Taxes as follows:

United States income taxes have not been provided on the undistributed earnings of the Company’s German subsidiary. The Company’s intention is to permanently reinvest earnings in its German subsidiary. As of December 31, 2012, the amount of undistributed earnings related to our foreign subsidiaries considered to be indefinitely reinvested was $10,364.

Comment 5.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 59

SEC comment: We note that your December 31, 2012 balance sheet presents cash and cash equivalents of approximately $50 million. Please revise your liquidity discussion in Management’s Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by any other foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Management response:

Beginning in our Form 10-Q for the quarterly period ended September 30, 2013, we will include the disclosure as underlined below related to Liquidity in the Management’s Discussion and Analysis as follows:

We had $49.7 million of cash and cash equivalents at December 31, 2012. At December 31, 2012, our foreign subsidiaries held $1.4 million in cash which is not available for use in the United States without incurring U.S taxes. United States income taxes have not been provided on the undistributed earnings of the Company’s German subsidiary. The Company’s intention is to permanently reinvest earnings in its German subsidiary. As of December 31, 2012, the amount of undistributed earnings related to our foreign subsidiaries considered to be indefinitely reinvested was $10,364. We do not believe that our policy of permanently reinvesting undistributed earnings outside the U.S. will have a material effect on the business as a whole.

Comment 6.

Form 8-K Filed on August 6, 2013

SEC comment: We note that you present forward looking non-GAAP financial measures such as net income excluding certain items for fiscal 2013 and the third quarter of 2013. Item 100(a)(2) of Regulation G requires a quantitative reconciliation (to the extent available without unreasonable efforts) of the non-GAAP forward looking measure to the most directly comparable GAAP measure. Giving consideration to the fact that this Form 8-K is incorporated by reference into your Form S-3 filed on September 17, 2013, please amend the Form 8-K to include, to the extent available without unreasonable efforts, the reconciliations required by Item 100(a)(2) of Regulation G.

Management response:

We will amend our Form 8-K filed on August 6, 2013 to include a quantitative reconciliation as follows:

Fiscal 2013 and Third Quarter Outlook

Based on the acquisition of Pioneer and results from the first six months the company is revising its full year revenue guidance for 2013. The company now expects full year revenue guidance for 2013 to be between $211 million to $215 million, as compared to prior guidance of $179 million to $182 million.

Full year net loss after preferred dividends per fully diluted share applicable to common shareholders is expected to be in the range of $0.13 to $0.11, based on 56.7 million fully diluted shares outstanding, as compared to prior guidance of full year net income per fully diluted share applicable to common shareholders of $0.17 to $0.19. Excluding certain acquisition related expenses, certain purchase accounting adjustments, and the BTS litigation settlement charge taken in the second quarter, full year net income after preferred dividends per fully diluted share applicable to common shareholders is expected to be in the range of $0.05 to $0.07. Throughout the remainder 2013, the company will continue to integrate the Pioneer business, make investments in distribution, marketing and development activities to support the launch of new products and to expand its presence in general orthopedics.

For the third quarter of 2013, the company expects revenues to be between $59 million and $61 million and net loss after preferred dividends per fully diluted share applicable to common shareholders to be approximately $0.10, based on 56.8 million fully diluted shares outstanding. Excluding certain acquisition related expenses and certain purchase accounting adjustments, third quarter net income after preferred dividends is expected to be approximately $0.00 per fully diluted share applicable to common shareholders.

RTI SURGICAL, INC. AND SUBSIDIARIES

Reconciliation of GAAP Guidance Net Loss Per Diluted Share to

Adjusted Non-GAAP Guidance Net Income Per Diluted Share

(Unaudited)

	Three Months Ended	Twelve Months Ended
	September 30, 2013	December 31, 2013
	$ Amount per Diluted Share	$ Amount per Diluted Share

GAAP Guidance Net Loss per Diluted Share	$(0.10)	$(0.11) - (0.13)
Litigation settlement charge, net of tax effect	—	0.03
Acquisition expenses net of tax effect	0.06	0.08
Purchase accounting adjustments net of tax effect	0.04	0.07

Adjusted Non-GAAP Guidance Net Income per Diluted Share	$0.00	$0.05 - 0.07

In connection with management’s responses to the United States Securities and Exchange Commission’s (the “Commission”) comments above, this will confirm our understanding that:

•	RTI Surgical, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Surgical, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above information please contact Robert P. Jordheim, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

/s/ Brian K. Hutchison
Brian K. Hutchison
President and Chief Executive Officer

cc:	Jay Mumford

Tim Buchmiller

Amanda Ravitz

Tara Harkins

Lynn Dicker

Warren Nimetz